Agenda Date:  11/9/04
                                                           Agenda Item:  2A

                                [GRAPHIC OMITTED]
                               STATE OF NEW JERSEY
                            Board of Public Utilities
                               Two Gateway Center
                                Newark, NJ 07102
                               www.bpu.state.nj.us

                                                 )            ENERGY
IN THE MATTER OF THE PETITION OF NUI UTILITIES,  )       ORDER OF APPROVAL
INC. (D/B/A ELIZABETHTOWN GAS COMPANY) AND AGL   )     DOCKET NO. GM04070721
RESOURCES INC. FOR AUTHORITY UNDER N.J.S.A.      )
48:2-51.1 AND N.J.S.A. 48:3-10 OF A CHANGE IN    )
OWNERSHIP AND CONTROL                            )
                                                 )
                                                 )

                             (SERVICE LIST ATTACHED)

BY THE BOARD:

BACKGROUND

On July 30, 2004, NUI Utilities, Inc., d/b/a Elizabethtown Gas Company, ("Petitioner" or "Utilities") and AGL Resources Inc. ("AGLR") (collectively, "Joint Petitioners") filed a verified Petition with the Board of Public Utilities ("Board") for approval, pursuant to N.J.S.A. 48:2-51.1, N.J.S.A. 48:3-10 and N.J.A.C. 14:1-5.14, of a change in ownership and acquisition of control of a New Jersey public utility and other relief. Specifically, the Joint Petitioners are seeking all necessary Board approvals in connection with the acquisition by AGLR of all of the common stock of NUI Corporation ("NUI"), the corporate parent that owns all of the common stock of Utilities.

In addition to the Board's jurisdiction under N.J.S.A. 48:2-51.1, jurisdiction arises under N.J.S.A. 48:3-10, which provides that Board approval is required prior to making a sale or transfer of stock to a corporation that, in conjunction with a previous sale or transfer, would vest control in such corporation of a majority interest in the capital stock of the public utility.

AGLR is a corporation organized under the laws of Georgia, and is an Atlanta-based energy services holding company. AGLR is a registered public utility holding company pursuant to the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). AGLR's subsidiaries, Atlanta Gas Light Company, Virginia Natural Gas Company and Chattanooga Gas Company, serve more than 1.8 million customers in three states. AGLR is also engaged in the wholesale energy services business through its indirect wholly owned subsidiary, Sequent Energy Management, and in other retail energy marketing and telecommunication businesses.

Utilities is a public utility corporation organized under the laws of the State of New Jersey. Utilities is engaged in the business of distributing natural and mixed gas in service territories located in portions of New Jersey, Florida and Maryland. Petitioner's New Jersey operating division, Elizabethtown Gas Company ("ETG"), distributes natural and mixed gas to approximately 265,000 customers in a service territory located principally in Hunterdon, Mercer, Middlesex, Morris, Sussex, Union, and Warren Counties. Utilities is a wholly owned subsidiary of NUI, an energy company that operates natural gas utilities and businesses involved in natural gas storage and pipeline activities, including Virginia Gas Company.

According to the Joint Petitioners, on July 14, 2004, NUI and AGLR entered into an Agreement and Plan of Merger ("Merger Agreement") pursuant to which AGLR will become the parent holding company of NUI. As a result of AGLR's acquisition of NUI, ETG will be a wholly owned, indirect (second tier) subsidiary of AGLR. To effectuate this merger, the Joint Petitioners have sought regulatory approvals from the Board, the Maryland Public Service Commission, the Virginia State Corporation Commission, the Securities and Exchange Commission ("SEC"), and the Federal Communications Commission ("FCC")./1

Petitioners state that the combined companies will serve approximately 2.2 million utility customers along the East Coast, reaching from New Jersey to Florida. Petitioner, AGLR, asserts that it has an outstanding track record of providing safe and reliable natural gas service and that it possesses significant financial resources and operational experience. Pursuant to the Merger Agreement, AGLR has agreed to pay $13.70 for each share of common stock of NUI issued and outstanding immediately prior to the effective time of the acquisition - approximately 16 million shares - for an aggregate purchase price of approximately $220 million in cash, plus the assumption of NUI's outstanding debt at closing./2 At March 31, 2004, on a consolidated basis, NUI had approximately $607 million in debt and $136 million of cash on its balance sheet, bringing the current net value of the acquisition to $691 million. At the completion of the transactions contemplated in the Merger Agreement, AGLR will become the parent holding company of NUI, and Utilities will continue to be a subsidiary of NUI. ETG will remain a division within Utilities.

PROCEDURAL HISTORY

During the period of September 2002 through November 2003, NUI and NUI Utilities experienced multiple downgrades by various rating agencies resulting in a decline from investment grade to speculative grade credit ratings. The primary causes of the downgrades were stated to be failed investments made by non-regulated subsidiaries, inadequate internal controls and failure to timely issue required financial reports to the SEC. Given the high level of integration of NUI and Utilities, the rating agencies were compelled to lower the ratings of the regulated subsidiary, Utilities, to below investment grade, notwithstanding its adequate financial results

At its March 20, 2003, public agenda meeting, the Board directed the initiation of a Focused Audit of NUI and all of its subsidiaries, including Utilities. The Board initiated the Focused Audit because the credit downgrades of the senior unsecured debt of NUI and NUI Utilities, as well as concerns raised during a competitive services audit of ETG in Docket No, GA02020099, substantiated the need for an in-depth review of the financial practices of NUI and its affiliates. The Board selected Liberty Consulting Group ("Liberty") to perform the independent Audit. The Board closely monitored the Audit's progress and entered a series of Orders designed to address the particulars of the company's financial situation and to assure the continued provision of safe, adequate and proper service to ETG's customers.

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1 Joint Petitioners assert that approval of this transaction is not required by the Florida Public Service Commission.

2 See the Preamble and Article 2 of the Merger Agreement for terms of the Merger and the Purchase Price.


                                       2               BPU Docket No. GM04070721

Although throughout this process ETG was able to serve its customers, the Focused Audit identified significant concerns with numerous business practices of NUI that undermined the interests of ETG's ratepayers. In particular, the Liberty Focused Audit Report Final Report on Focused Audit of NUI Corporation and its Affiliates, Docket No. GA03030213, ("Liberty Report") identified weaknesses in NUI's strategic planning, affiliate transactions, financial structure, accounting and controls, corporate governance and executive compensation. The Liberty Report also identified specific serious concerns with respect to practices at NUI Energy Brokers ("NUIEB"), an unregulated energy-trading subsidiary of NUI which procured gas for ETG, with respect to NUIEB's performance of energy procurement services for ETG. To address these issues, the Liberty Report set forth a series of findings and recommendations.

Further adding to the pressures on the credit quality and financial flexibility of NUI and ETG were the serious charges of criminal behavior made by the New Jersey Attorney General's Office ("NJAG") against NUIEB. This investigation eventually resulted in NUIEB's entering into a plea agreement with the NJAG, whereby NUIEB pled guilty to a charge of Misconduct by a Corporate Official in the third degree on June 29, 2004. The plea agreement provides that NUIEB must pay a fine/penalty of $500,000, and must fully cooperate with the NJAG's continuing investigation. NUI is a party to a separate agreement related to NUIEB's plea, but it did not plead guilty to any crimes. NUI guaranteed NUIEB's payment of the fine and agreed to cooperate fully with the NJAG's continuing investigation and to develop and fund community service programs within the ETG service territory.

In order to resolve all Audit issues with the Staff of the Board of Public Utilities ("Board Staff"), expeditiously and to avoid the costs of protracted litigation, on April 14, 2004, NUI, Utilities and the Board's Staff signed a Stipulation and Settlement resolving the matters identified during the Focused Audit. On April 26, 2004, the Board issued a Final Order accepting and adopting that Settlement Agreement (I/M/O the Focused Audit of Elizabethtown Gas Company, NUI Utilities, Inc. and NUI Corporation, Docket No. GA03030213). Pursuant to the Settlement Agreement and the Order, Utilities agreed to refund $28 million plus interest to ETG customers and to pay a $2 million penalty to the State of New Jersey.

As a direct result of the Board's serious concerns regarding the integrity and reliability of NUIEB, it became clear to this Board that it was no longer appropriate for NUIEB to perform gas procurement services for ETG. The Board issued an Order on December 11, 2003/3 directing Utilities and ETG to cease purchasing gas from NUIEB and come forth with an interim plan for an alternate provider for Board review by January 2, 2004 subject to Board approval. On January 14, 2004, the Board issued an Order authorizing Utilities to enter into an agreement with NJR Energy Services Company to serve as ETG's agent for purchasing gas and managing ETG's assets in the short term. Further, the January 14, 2004 Order directed Utilities to file a procedure by January 28, 2004 for competitive bidding of the asset management program of ETG for the period of April 1, 2004 through March 31, 2005. On April 14, 2004, the Board issued its Order authorizing Utilities' selection of Cinergy Marketing and Trading, L.P. ("Cinergy") to act as the asset manager through March 31, 2005.

In 2003, as a result of the negative impact on NUI of the credit downgrades and adverse business conditions, the NUI Board of Directors established a Special Committee to assess NUI's alternatives. After considering a number of strategic alternatives, on September 26, 2003, the Board of Directors of NUI concluded that the sale of NUI was in the best interests of its

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3 I/M/O the Focused Audit of Elizabethtown Gas Company, NUI Utilities, Inc. and
NUI Corporation. Docket No. GA03030213, Orders dated December 11, 2003, January 14, 2004 and April 14, 2004.


                                       3               BPU Docket No. GM04070721
shareholders and customers, and announced its intention to pursue the sale of the company. By Order dated October 30, 2003,/4 the Board ordered NUI to "work with Board Staff, or its designated representatives, to identify the sale process activities that require monitoring and commit to cooperating with Staff and other Board representatives to assure that such monitoring takes place on a timely and effective basis." Thereafter, NUI began a public auction process which culminated on July 14, 2004, with the execution of the Merger Agreement by NUI and AGLR.

Simultaneously with the July 30, 2004 filing of their verified Petition, Joint Petitioners submitted to the Board the pre-filed testimony of Paula Rosput, Chairman, Chief Executive Officer and President of AGLR, Craig Matthews, President and Chief Executive Officer of NUI, Richard O'Brien, Executive Vice President and Chief Financial Officer of ALGR, and Kevin Madden, Executive Vice President, Distribution and Pipeline Operations of AGLR.

At the request of AGLR, the Board established an expedited review process for this merger petition reflecting its numerous concerns regarding the financial stability of NUI Corp and NUI Utilities. First the Board directed that the case be retained and hearings conducted by Commissioner Butler with a target completion date of October 31, 2004. Merger petitions typically require between 9-12 months for full review and decision, depending in part on their being litigated at the Office of Administrative Law or heard directly by the Board. The three month period clearly signaled the urgency of reaching a decision on AGLR's request to acquire NUI Corp. The target completion date was set based on the Board's conclusion that an expedited process was in the best interest of ETG customers to assure reliable gas supplies at just and reasonable rates for the 2004-05 winter heating season. Further, the Board approved the financing petition in NJBPU Docket No. GF04070720 (Order dated September 22, 2004), which provided for critical extensions of credit to the NUI companies for the period.

On August 17, 2004, Commissioner Frederick Butler conducted a prehearing conference to establish the hearing and discovery schedule. Two entities filed Motions to Intervene: the New Jersey Large Energy Users Coalition ("NJLEUC") and General Motors Corporation ("GMC"). Additionally, two entities filed Motions to
Participate: Public Service Electric & Gas ("PSE&G") and South Jersey Gas Company ("South Jersey"). Commissioner Butler granted the motions of NJLEUC and PSE&G at the August 17, 2004 rehearing conference. The motion of GMC granting intervenor status was approved on August 31, 2004 and South Jersey was granted participant status on October 4, 2004. Additionally, the Division of the Ratepayer Advocate ("Ratepayer Advocate") was served with a copy of the verified Petition at the time it was filed and participated fully in the proceeding. All parties, including Board Staff, engaged in extensive discovery activities, with discovery continuing through and after, the evidentiary hearings.

On August 31, 2004, two public hearings were held in Woodbridge and Flemington in ETG's service territory. No members of the public appeared to comment on the proposed transaction.

In accordance with the procedural schedule established at the August 17, 2004 prehearing conference, on September 14, 2004 the Ratepayer Advocate filed the direct testimony of Richard LeLash and intervenor NJLEUC filed the direct testimony of Robert Cooper. On September 17, 2004, the Petitioners filed the rebuttal testimony of Paula Rosput, Richard O'Brien and Kevin Madden. No other parties filed testimony.

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4 l/M/O the Focused Audit of Elizabethtown Gas Company, NUI Utilities, Inc. and
NUI Corporation, Docket No. GA03030213.


                                       4               BPU Docket No. GM04070721

Evidentiary hearings were held before Commissioner Butler at the Board's offices in Newark on September 20, 21, 22 and 23, 2004, during which witnesses were presented and cross examined and over 900 pages of testimony were transcribed and nearly 80 exhibits were moved into evidence. The Petitioners presented the following witnesses: Paula Rosput, Craig Matthews, Richard O'Brien and Kevin Madden. The Ratepayer Advocate presented Richard LeLash. NJLEUC presented Robert Cooper. Board Staff and GMC participated in cross-examination of the witnesses but did not present any witnesses.

After the evidentiary hearings were concluded, the parties engaged in comprehensive settlement discussions in an effort to resolve the various issues raised regarding the proposed merger. On November 1, 2004, the Petitioners submitted to the Board a proposed Stipulation of Settlement ("Stipulation") signed by Petitioners, the Board Staff, the Ratepayer Advocate, and NJLEUC resolving all matters at issue between the signatory parties and recommending that the Board approve the merger. On November 4, 2004, GMC executed the Stipulation, which was then filed with the Board on November 5, 2004. PSE&G and South Jersey both filed letters with the Board indicating they took no position with respect to the Stipulation.

STANDARD OF REVIEW

The Petition was filed pursuant to N.J.S.A. 48:2-51.1, N.J.S.A. 48:3-10 and N.J.A.C. 14:1-5.14. N.J.S.A. 48:2-51.1 describes four specific issues to be evaluated by the Board when considering a request to acquire or seek to acquire control of a public utility, directly or indirectly. In particular, the statute requires the Board to consider the effect of the proposed acquisition on: (1) competition; (2) the rates of ratepayers affected by the acquisition of control;
(3) the employees of the affected public utility; and (4) the provision of safe and adequate utility service at just and reasonable rates. Specifically, N.J.S.A. 48:2-51.1 provides that:

          No person shall acquire or seek to acquire control of a public utility directly or indirectly through the medium of an affiliated or parent corporation or organization, or through any other manner, without requesting and receiving the written approval of the Board of Public Utilities. Any agreement reached, or any other action taken, in violation of this act shall be void. In considering a request for approval of an acquisition of control, the Board shall evaluate the impact of the acquisition on competition, on the rates of ratepayers affected by the acquisition of control, on the employees of the affected public utility or utilities, and on the provision of safe and adequate utility service at just and reasonable rates. The Board shall accompany its decision on a request for approval of an acquisition of control with a written report detailing the basis for its decision, including findings of fact and conclusions of law.

The statute does not specify which standard of review the Board should use in evaluating the impact of mergers on the four criteria set forth in N.J.S.A. 48:2-51.1.

Under a "no harm" standard, the Board must be satisfied that there would be no adverse impact on the provision of safe, adequate and proper service at just and reasonable rates and no adverse impact on the other criteria delineated in N.J.S.A. 48:2-51.1. Under a "positive benefits" standard, the Petitioners would be required to show that positive benefits will flow to customers as a result of the proposed change in ownership, rather than merely requiring the


                                       5               BPU Docket No. GM04070721
continuation of safe, adequate and proper service at just and reasonable rates and no adverse impact on the other criteria delineated in N.J.S.A. 48:2-51.1.

In its final Decision and Order in I/M/O Petition of Atlantic City Electric and Conectiv, Inc. for Approval of a Change in Ownership and Control, ("Conectiv"), January 7, 1998, Docket No. EM97020103, the Board considered the issue of the appropriate standard of review to be used to evaluate a filing seeking approval of a change of control of an electric public utility under the above statute. The Board determined that the "no harm" standard, rather than the "positive benefits" standard, should be utilized when reviewing filings seeking approval of a change of control of a public utility under the above statute. Citing the Administrative Law Judge's discussion of this issue in his Initial Decision in Conectiv, the Board noted that it has used the "no harm" standard in the vast majority of cases involving acquisitions and mergers of utilities. After an analysis of the relevant cases, the Board concluded:

          [A]dherence to a "no harm" standard is reasonable. In this regard, the Board believes that it would be unreasonable to insist in this case that Petitioners prove that positive benefits will accrue as a result of the proposed merger, when the use of the "no harm" standard is sufficient to ensure the continuation of safe, adequate and proper service at reasonable rates and adherence to the other requirements of N.J.S.A. 48:2-51.1.

          [Conectiv at 6.]

In a subsequent Order, I/M/O Consideration of the Joint Petition of Orange and Rockland Utilities, Inc. for Approval of the Agreement and Plan of Merger and Transfer of Control, ("RECO"), BPU Docket No. EM98070433, dated April 1, 1999, the Board, relying upon its Conectiv decision, again determined that a "no harm" standard of review should be utilized when evaluating such petitions. Similarly, in its Order of Approval in I/M/O the Joint Petition of FirstEnergy Corp. And Jersey Central Power & Light Company, D/B/A GPU Energy, for Approval of a Change in Ownership and Acquisition of Control of a New Jersey Public Utility and Other Relief, ("FirstEnergy") BPU Docket No. EM00110870, the Board found that, consistent with its decisions in Conectiv and RECO, adherence to the "no harm" standard of review was reasonable in that case and was sufficient to ensure the continuation of safe, adequate and proper service at just and reasonable rates, as well as adherence to the other requirements of N.J.S.A. 48:2-51.1. In its most recent electric utility merger case, Petition of Atlantic Electric Company, Conectiv Communications, Inc. and New RC, Inc. for Approval Under N.J.S.A. 48:2-51.1 and N.J.S.A. 48:3-10 of a Change in Ownership and Control, ("PEPCO") BPU Docket No. EM01050308, Order of Approval (dated July 3, 2002), the Board determined that the use of the same "no harm" standard was reasonable and appropriate.

Although the Board has relied on the "no harm" standard in virtually all prior merger cases, in this particular case, the Board believes that it is appropriate to expand the scope of its review to capture expectations for improvements, e.g., some positive benefits, since ETG enters the process with credit ratings below investment grade, restricted access to capital markets, very high interest rates on existing lines of credit, significant prepayment burdens under its gas procurement arrangements, and a serious need to reestablish the trust and confidence of ratepayers, bondholders, and investors. The Board must note and strongly emphasize that NUI


                                       6               BPU Docket No. GM04070721

Corp. caused these problems as fully detailed in the Liberty Focused Audit report and the Stier Anderson Report./5

AGLR has represented in its petition that they will strive to meet and achieve the improvements outlined in their petition and memorialized and agreed to in the Settlement. The Board will be vigilant in making sure that AGLR and ETG fulfill their commitments to the customers of ETG and are in full compliance with every provision in this Order.

THE PETITION

In their initial filing, the Petitioners present information outlining various ways in which they believe the consummation of the proposed merger would serve the public interest. Chief among those benefits is returning Utilities and ETG to investment grade status and improving the overall financial stability of NUI. Petitioners assert that improving the financial condition of NUI, Utilities and ETG will help to ensure the continued provision of safe, adequate and proper utility service at just and reasonable rates for New Jersey customers. Petitioners also propose a period of base gas distribution rate stability in the form of a freeze of base gas distribution rates at current levels for an extended period following the closing of the merger transaction. Additionally, Petitioners offer to pay, within sixty days of the closing of the acquisition, to ETG customers and the State of New Jersey, respectively, the remaining outstanding balances of the refund and penalty assessed in the Focused Audit proceeding.

Along with the initial Petition, Petitioners submitted prefiled testimony on the following issues: Ms. Paula G. Rosput, AGLR's Chairman, President and CEO, presenting the overall policy goals and objectives of the acquisition and the companies going forward: Mr. Craig Matthews, NUI's CEO, presenting an overview of the recent events surrounding NUI and the decision of the Board of Directors of the company to auction NUI; Mr. Kevin P. Madden, AGLR's Executive VP, Distribution and Pipeline Operations, describing the impact of the proposed acquisition on competition, rates, employees and the provision of safe, adequate and proper utility service; and Mr. Richard T. O'Brien, AGLR's Executive VP and CFO, describing the acquisition transaction, AGLR's financial policies, AGLR's asset management activities and the prospects for improvements to NUI's financial position.

In its petition, AGLR proposed that its wholesale services subsidiary, Sequent Energy Management, L.P. ("Sequent"), be allowed to replace Cinergy as the asset manager of ETG for a three year period commencing April 1, 2005. The Petitioners assert that the proposed transaction will not adversely impact competition in the supply and distribution of natural gas in New Jersey, as ALGR does not own or have an interest in any other gas utility assets in New Jersey. Moreover, Petitioners note that most of the assets owned by AGLR and NUI are in the form of regulated natural gas utilities which are subject to comprehensive regulation by other state regulatory authorities, and various federal agencies.

The Petitioners further assert that the proposed transaction will have no adverse impact on ETG's natural gas tariff and rates charged to its New Jersey customers, and that customers' rates will not change or be otherwise affected as a result of the proposed merger. Indeed,

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5 The NUI Board of Directors hired Stier Anderson LLC to conduct an independent investigation of allegations of inappropriate conduct by employees of NUI Energy Brokers which emerged in November 2003 from information developed in the process of the BPU-ordered Liberty Focused Audit and a review of NUI operations by NUI's outside auditor PricewaterhouseCoopers. The Stier Anderson Report of this investigation is a confidential document that was submitted to the BPU on April 13, 2004.


                                       7               BPU Docket No. GM04070721

Petitioners point to their proposed rate freeze and accelerated payment of the ETG refund and penalty (described above) as being among the several benefits resulting from the merger.

The Petitioners also assert that the merger will not have a material adverse effect on employees in New Jersey. While Petitioners do anticipate the elimination of redundancies, particularly at the executive, managerial, and corporate levels, Petitioners will honor all existing NUI bargaining agreements. Petitioners also assert that employees will benefit from the merger due to AGLR's financial strength and stability, particularly with respect to the employee pension plan and in the form of enhanced professional opportunities and training.

Pursuant to section 5.9(a) of the Merger Agreement, AGLR has agreed to provide NUI's employees benefits that, taken as a whole, are substantially equivalent to the benefits that NUI currently provides to those employees for at least one year following the closing of the transaction. AGLR will also assume the obligations, or cause NUI to continue to meet obligations, to NUI's employees under any employment or union contract. With respect to the NUI pension plan, following the acquisition, under the purchase accounting rules, the amount currently reflected by NUI as a pension asset, which is being amortized as pension expense, will be eliminated. Petitioners request that NUI's pension asset be treated as a regulatory asset after the closing of the merger transaction. Petitioners state that this is essentially a "make-whole" provision for NUI. Under this request, the company would continue to amortize the asset consistent with the amortization period used for the pension asset prior to close. This will ensure that the total customer obligation for the pension period cost is the same pre- and post-acquisition for the outstanding pension asset amount. AGLR states that it has an investment grade rating and an equity market capitalization of approximately $1.9 billion. AGLR also asserts that it has a pension plan with plan assets of approximately $260 million as of December 31, 2003. Petitioners argue that these factors should reassure NUI's employees as to the appropriate management of their pension plan assets after closing.

The Petitioners further assert that the proposed merger will not have an adverse impact on ETG's provision of safe, adequate and proper utility service. AGLR states that it is committed to providing outstanding customer service to all of its utility customers through the use of state-of-the-art technology and a comprehensive program of customer service metrics. Petitioners have stated that they intend to propose metrics to improve service to ETG customers.

Petitioners' initial filing also included several requests to the Board for specific provisions in a final order approving the proposed merger. Petitioners assert that these "Acceptable Order Conditions" were included in the Merger Agreement to address the risks faced by AGLR due to NUI's financial circumstances. The proposed Acceptable Order Conditions provided that: (a) ETG will not be required to operate at less than its current authorized tariffs for at least three years from the date of the acquisition closing: (b) after the closing, ETG will be permitted to make a filing with the Board to recover, outside of a normal rate case, certain capital expenditures necessary to improve customer service and safety and distribution system reliability; (c) AGLR's ability to make reasonable changes to ETG, including changes to the existing workforce, will not be restricted, and AGLR will retain all benefits from such changes until the conclusion of ETG's next base rate case; (d) Utilities will be authorized to enter into a three year asset management agreement with a subsidiary of AGLR, Sequent, on terms similar to Utilities' current gas procurement and asset management contract with Cinergy, or, in the alternative, to enter into another asset management arrangement; (e) the Board will continue its current policy on rate treatment for costs incurred for the environmental remediation of manufactured gas plants that allows for recovery of prudently incurred costs, including carrying costs, in base rates and/or in the remediation adjustment clause; (f) the Board will not impose conditions that may have the effect of requiring AGLR to conduct business or govern the affairs


                                       8               BPU Docket No. GM04070721
of AGLR or any of its subsidiaries after the closing in a manner that is adverse to AGLR or any of these subsidiaries;/6 and (g) the Board will absolve AGLR and its subsidiaries at and after the closing from any post-closing liability associated with the circumstances and transactions addressed by the Focused Audit Final Report and by the Stier Anderson Report.

OTHER PARTIES' POSITIONS

The Ratepayer Advocate filed the Direct Testimony of Richard LeLash ("LeLash Direct") supporting the proposed merger subject to the following recommendations and proposed conditions:

     o Petitioners' proposal for a three year base rate freeze is not unreasonable but ETG should be required to file a benchmark base rate case at a specified time after the merger closing so that new rates can go into effect at the end of year three; (LeLash Direct at 8-10)

     o Petitioners' request to make a filing with the Board, outside of a normal base rate case, to recover certain capital expenditures should be clarified as to the type of eligible expenditure, the prudence of the expenditure, the customer benefits derived therefrom, with any resulting recovery limited in duration to three years and rolled into base rates at the conclusion of the next base rate case; (LeLash Direct at 10-12)

     o Petitioners' proposal to permit AGLR to make reasonable changes to ETG and retain the benefits from such changes should be modified to clarify that service quality levels should be maintained and/or improved as a prerequisite to AGLR retaining benefits, and a methodology for determining cost savings and benefits should be defined in detail; (LeLash Direct at 13-16)

     o In lieu of Petitioners' proposal to permit Utilities to enter into a three year asset management agreement with Sequent Energy Management, Utilities should be required to conduct a competitive bidding process for the asset management contract; (LeLash Direct at 16-20)

     o Petitioners' request that the Board reaffirm its existing policy regarding recovery of environmental remediation costs is reasonable; (LeLash Direct at 20-21)

     o The scope of Petitioners' request to limit the Board's ability to impose adverse business or governance conditions on AGLR and its subsidiaries should be narrowed; (LeLash Direct at 21-22)

     o The scope of Petitioners' request for absolution from any future Board imposed liability associated with the transactions and circumstances addressed by the Focused Audit should be clarified and narrowed; (LeLash Direct at 22-23)

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6 Petitioners asserted that adverse conditions shall include, but are not limited to, conditions that are inconsistent with, or in addition to, the conditions, including organizational requirements, currently imposed on AGLR under PUHCA.


                                       9               BPU Docket No. GM04070721

     o Petitioners' request to award a service contract to an affiliate, AGL Services Company, should be modified to clarify that the Board has continuing oversight and control over the costs of related services; (LeLash Direct at 24-25)

     o The Board should require Petitioners to provide additional information concerning potential reductions in employee levels, as well as additional, detailed information regarding employee benefit and pension plans. (LeLash Direct at 27-28).

NJLEUC filed the Direct Testimony of Robert Cooper ("Cooper Direct") supporting the proposed merger subject to the following recommendations regarding AGLR's proposal for asset management services to be performed by its subsidiary,
Sequent:

     o The Board should adopt affiliate rules or other conditions to prevent any agreement between ETG and Sequent from creating conflicts of interest.

     o The Board should adopt guidelines for Sequent's management of ETG's assets, which guidelines would become part of ETG's tariff.

As noted above, Board Staff actively participated in discovery and cross-examination of witnesses but did not file testimony. No other party filed a formal position with respect to the issues in this proceeding.

DISCUSSION AND FINDINGS

Through an extensive series of Orders which have been issued in the past two years, the Board is already on record with its concerns with the actions of NUI and its management which have lead to NUI's present circumstances and to this transaction. Throughout the Focused Audit, and in this matter as well, the Board and its Staff have worked continuously to take appropriate measures in the best interest of ETG's customers in the face of extraordinary and unique circumstances as described in all the Board's prior Orders In the Matter of the Focused Audit of Elizabethtown Gas Company, NUI Utilities, Inc. and NUI Corporation, Docket No. GA03030213. Here, the Board has reviewed this matter on an expedited schedule in an effort to ensure that ETG customers continue to receive safe, adequate and proper service. In addition, the Board's review of the Stipulation takes into consideration NUI's unique and tenuous financial situation. Thus, the Board's actions in this matter are in response to the specific facts of this case and should not be viewed as reflecting a change in Board policy, or precedential for other cases, but rather as a necessary reaction to a regrettable situation in order to ensure that customers are protected. The components of the Stipulation of Settlement address the four areas of statutory review and seek to ensure that ETG's customers will be freed of any potential ill effects stemming from NUI's financial difficulties.

Impact on Rates

N.J.S.A. 48:2-51.1 requires that "in considering a request for approval of an acquisition of control, the [B]oard shall evaluate the impact of the acquisition on ...the rates of ratepayers affected by the acquisition of control...." The
Board has carefully examined the record developed in this case, including the Stipulation and its Attachment. In determining whether the proposed merger is in the public interest, a primary concern of this Board is how the proposed merger will impact ETG customers. In evaluating whether a merger will harm customers, the Board tries to determine whether the merger will produce savings, what the cost of achieving those savings will be, and how rates will be impacted as a result of the merger. The Board then


                                       10              BPU Docket No. GM04070721
seeks to balance the interests of shareholders, who would receive the benefit of any increased share value resulting from the merger, with the interests of customers.

Board Staff and the Ratepayer Advocate have worked diligently with the Petitioners in this proceeding on the issue of merger savings. Petitioners have argued that the distressed condition of NUI requires that the Board depart from its policy of seeking an upfront sharing of projected merger savings. Petitioners point to the high cost of debt, the need to pre-pay for gas supplies, and the decline in measures of customer service performance as indicators that significant resources will need to be invested in NUI and ETG in the near term in order to place ETG on a secure financial and operational footing.

After lengthy negotiations among the Petitioners, the Ratepayer Advocate, Board Staff and the other parties, a Stipulation was reached which, if approved, will provide definitive benefits to customers. A significant feature of the Stipulation is Petitioners' agreement to a five-year stay-out for ETG's base rates. In addition to maintaining base rates at their current levels for five years, ETG has agreed to share earnings in excess of certain levels with customers during the fourth and fifth years of the stay-out. It was further agreed that for a period of three years, ETG's asset management functions, currently performed by Cinergy Marketing and Trading, L.P., will be performed on more favorable terms by Sequent. Of particular benefit to customers is the annual $4 million credit to ETG's BGSS costs--an increase over the current Cinergy payment. Another important element of the Stipulation is AGLR's willingness to pay to customers and the State of New Jersey the remaining outstanding balance of the refund and penalty agreed to in the Focused Audit proceeding. Upon approval of the merger and prior to closing, ETG shall submit a plan to the Board to refund the outstanding $21 million to ratepayers as soon as practicable after closing, but in no event more than sixty (60) days after closing, unless the Board orders otherwise. AGLR shall submit the remaining $1.6 million of the penalty to the State of New Jersey pursuant to that plan. Petitioners anticipate that an average residential heating customer will receive an estimated credit of approximately $74 during the upcoming winter heating season.

After carefully examining the record developed in this case, including all motions, all written and oral testimony given to the Board, all case exhibits, and the Stipulation of Settlement and its Attachment, the Board is satisfied that the Stipulation of Settlement will not result in any harm to the rates of customers and that in fact, the merger will help to provide some rate stability during a period of volatile energy costs. The Board FINDS that, under the unique circumstances presented by this case, the Stipulation of Settlement represents a fair and reasonable sharing of the potential benefits of the merger between customers and shareholders. The Board HEREBY FINDS that the standards contained in N.J.S.A. 48:2-51.1 with respect to impact on rates have been satisfied subject to the conditions as enumerated in the Stipulation of Settlement, which the Board hereby incorporates into this Order. In matters related to the proposed merger's impact on rates, the Board HEREBY APPROVES the following conditions numbered to directly correspond to the subject paragraphs in Attachment A of the Stipulation:

     3. The Board FINDS that it is in the public interest for ETG to implement a five year base rate stay-out following the transaction closing. In years four and five of the stay-out, ETG shall be subject to an earnings sharing mechanism as more fully described below. Further, ETG shall be required to make a base rate filing no later than three months after the end of the fourth year of the stay-out (March, 2009 assuming a December, 2004 closing), for rates to be effective at the beginning of the sixth year (January, 2010 assuming a December, 2004 closing). The base rate stay-out will not affect modifications to non-base rate tariff


                                       11              BPU Docket No. GM04070721
          provisions, including but not limited to, the Societal Benefits Charge, the Weather Normalization Clause, and Basic Gas Supply Service rates.

          Commencing one year after the date of transaction closing, ETG shall file an annual financial report, for the previous 12 month period, which shall include ETG's revenues and costs and setting forth a calculation of the earned return on rate base and return on equity for ETG's regulated business. ETG shall file such report within 60 days of the 12-month period end. To the extent there are public credit ratings of ETG and/or NUI Utilities, the financial report shall include an assessment of those ratings. The annual financial reporting requirement provision will terminate upon the issuance of a final Order in the next base rate case.

          Upon the expiration of the first three years of the base rate stay-out, the Board shall, based on the annual ETG financial report filed with the Board, determine if ETG's earnings sharing with ratepayers is triggered for years 4 and 5 of the rate stay-out period based on the following: sharing shall begin when the earned return on equity ("ROE") exceeds 100 basis points over the ROE authorized (10%) by the Board in ETG's last general rate proceeding (i.e. 11%). If that annual period's earnings are sufficient to warrant sharing, 75% of earnings in excess of the 11% ROE will be credited to ratepayers./7 ETG and AGLR agree that the financial reports filed with the Board pursuant to this paragraph will be calculated in a manner consistent with ETG's last base rate case. ETG shall not seek recovery of Goodwill/8 associated with the NUI acquisition or amortize Goodwill for financial reporting purposes.

     4. ETG's asset management shall be performed by Sequent Energy Marketing for a term of three years commencing on April 1, 2005. The asset management agreement will have Sequent pay $4.0 million per year as a credit to ETG's BGSS costs without any offset or allowance for prepayment provisions. This payment is deemed to be a competitive rate based on ETG's current asset management agreement. Further, to the extent ETG acquires additional assets available for Sequent management, the Board will re-evaluate whether the fixed fee requires adjustment. Therefore, the Board authorizes ETG to allow Sequent Energy Management to assume the currently approved Cinergy Asset Management contract for a 3 year term immediately following the expiration of the current Cinergy contract on March 31, 2005. The following modifications will apply: 1) Sequent shall pay an annual fee of $4.0 million to ETG, 2) ETG will not be required to prepay Sequent for gas purchases, 3) the contract term will be 3 years (April 1, 2005 through March 31, 2008), 4) there will be a provision

----------
7 Earnings in excess of 11% ROE will be credited within 30 days of the filing to customer classes in the same proportion as the non-BGSS customer refund was allocated in the Focused Audit proceeding.

8 Goodwill includes merger transaction costs (i.e. legal, financial and banking fees associated with the acquisition), severance and retention payments and/or any other costs associated with the transaction that meet the FAS 142 definition of Goodwill. It shall be presumed that costs incurred after one year from the closing date do not meet the definition of Goodwill. Fur.her, Goodwill does not include other legal, financial or banking fees incurred in the normal course of business for ETG or AGLR.


                                       12              BPU Docket No. GM04070721
          permitting ETG to terminate the contract, without penalty to ETG,/9 in less than three years in the event the Board establishes regulations which require all New Jersey regulated natural gas utilities to competitively bid asset management services (provided, however, that Sequent's annual fee should be pro-rated if an early termination occurs), 5) ETG will be able to recall assets to meet firm system requirements that are managed by Sequent without penalty, and 6) Sequent shall maintain a separate "book" related to the asset management of ETG interstate assets. The NJBPU Staff and Ratepayer Advocate will have the right to review the book, but any review of asset management will not change the amount paid to ETG by Sequent during the three year contract period. Prior to the end of the three year term of the Sequent agreement, ETG shall competitively bid its asset management unless the Board has previously authorized an alternative asset management procedure for ETG, which may include performing asset management in AGL Services Company on behalf of ETG, or other options the Board deems in the public interest. ETG shall file an asset management plan with the Board at least 6 months prior to the expiration of the Sequent Asset Management Agreement ("AMA"). The Board will make a determination, based on the filing and applicable procedures, on the appropriateness of an asset management plan to be effective after March 31, 2008. Should the Board determine that the asset management function should be conducted by ETG or AGL Services Company on behalf of ETG, rather than by Sequent or a nonaffiliated third party, then the Signatory Parties recommend that ETG or AGL Services Company be allowed to seek recovery of any incremental costs of performing such function from asset management proceeds in the asset management proceeding.

     6. The Board reaffirms that ETG will continue to be eligible to file for periodic adjustments to its Remediation Adjustment Clause. The Board retains its authority to issue additional orders on Environmental Remediation matters as it deems appropriate and this condition does not limit the Board's authority to modify its position in the future.

     7. The Board authorizes ETG, by way of NUI Utilities, to participate in AGLR's utility money pool as governed by the Public Utility Holding Company Act of 1935, as amended. AGLR agrees to establish a separate accounting of money pool activity for each division of NUI Utilities for funds disbursed by NUI Utilities to the AGLR Utility Money Pool. AGLR further agrees that this will be accomplished by establishing separate divisions in the Company's general accounting system. AGLR also agrees to establish a separate and distinct bank account solely for AGLR's Utility Money Pool, where utility money pool funds shall be deposited and withdrawn and from which loans wiII be made. AGLR agrees to provide a quarterly report of ETG money pool activity that will include loans to and from the pool, interest and fees charged to the pool. AGLR agrees to certify that all ETG money pool transactions are for terms of one year or less. The Utility Money Pool will be subject to Board audit.

----------
9 The parties agree that ETG may reimburse Sequent for any reasonable break-up fees which may be incurred by Sequent in the event ETG terminates its agreement with Sequent pursuant to this provision. In the event of such termination, ETG will file information with the Board indicating the break-up fees to be paid, if any, and the contract provisions under which those fees were incurred.


                                       13              BPU Docket No. GM04070721

     8. The Board authorizes ETG, by way of NUI Utilities, to enter into a Services Agreement with AGL Services Company. ETG's management shall determine the services it receives under such agreement annually. For all services obtained by ETG from AGLR affiliates, including under any Services Agreement with AGL Services Company, the Board retains authority to determine the reasonableness of the activity and the recovery of any associated costs, irrespective of SEC oversight and/or approval of the associated activities or cost allocations.

     9. ETG shall be permitted to defer costs associated with any pension or Other Post-Employment Benefits (OPEB) net assets or liabilities as of the date of closing. ETG will continue to book the amount of pension and OPEB expenses currently authorized in ETG's rates, and will seek their recovery through the regulatory process within the Company's next base rate proceeding. In no event shall ETG recover from ratepayers any pension and OPEB expenses pursuant to this provision in excess of the pension and OPEB expenses that would have been booked in accordance with FAS 87 and FAS 106 in the absence of the merger. This treatment is for the purposes of this proceeding, and for AGLR and ETG only, and is not intended to pre-determine the treatment, or preclude the recovery, of these costs in a future proceeding.

     10. The Board reaffirms its position in its April 26, 2004 Order adopting the stipulation resolving the Focused Audit in Docket No. GA03030213. The Board, in that Order, stated that, "this settlement will end this regrettable episode in New Jersey regulatory history and permit the Company to move on to the important task of sale. The settlement also permits this Board to welcome, within a fair regulatory atmosphere, new ownership committed to public service to an important part of our State." As such, the Board should reaffirm that it absolves AGLR and all of its direct and indirect subsidiaries after closing of any future Board action associated with those activities or issues addressed in the Focused Audit. This does not preclude the Board from exercising its jurisdiction and taking action against AGLR or any of its direct or indirect subsidiaries for any new activities that occur after the date of the closing. ETG shall not attempt to recover from ratepayers any costs associated with any shareholder lawsuits that are based upon the matters upon which recommendations were made in the Liberty Audit Report and/or the Stier Anderson Report.

     11. The Board reiterates that the conditions of the Order resolving the Focused Audit in Docket No. GA03030213 are not binding on AGLR or ETG following the closing of the acquisition, except as it relates to the disposition of the outstanding portion of the refund and the penalty, along with associated interest, contained therein, which outstanding amounts are $21 million and $1.6 million respectively. This does not, however, on a going-forward basis absolve either ETG or AGLR from full compliance with all applicable statutes, regulations and Orders of this Board with respect to all matters within the Board's jurisdiction. Upon approval of the merger and prior to closing, ETG shall submit a plan to the Board to refund the outstanding $21 million to ratepayers as soon as practicable after closing, but in no event more than sixty (60) days after closing, unless the Board orders otherwise, AGLR shall submit the remaining $1.6 million of the penalty to the State of New Jersey pursuant to that plan.

     13. The Board DIRECTS that approval of the merger is conditioned on the following:


                                       14              BPU Docket No. GM04070721

          u. The Capacity Planning function for ETG shall be performed and maintained separate and apart from the individuals that conduct asset management activities to the extent asset management is not performed by ETG directly or AGL Services Company on behalf of ETG.

Impact on Employees

N.J.S.A. 48:2-51.1 requires that "in considering a request for approval of an acquisition of control, the [B]oard shall evaluate the impact of the acquisition on ...the employees of the affected public utility...." In reviewing the entire record and Stipulation in this proceeding, the Board has sought evidence regarding the impact of the change in control on jobs in New Jersey and on the employees of ETG.

Given the unique circumstances of NUI and ETG, the Petitioners have stated that some changes to the workforce will be necessary. (P-1 at 9). Petitioners have acknowledged that some of these changes will result in job loss but also assert that remaining employees will have expanded job training and promotional opportunities. Petitioners have also noted that, for at least one year following the closing of the merger, AGLR shall provide NUI's employees with benefits that, taken as a whole, are substantially equivalent to the benefits that NUI currently provides to employees. (P-7 at 6-7). Further, Petitioners have stated that AGLR has an existing pension plan with assets of approximately $260 million as of December 31, 2003, as well as an investment grade credit rating. (P-7 at 7). Petitioners have asserted that these facts should provide NUI employees with some level of reassurance as to the management of the pension assets going forward.

Petitioners have not completed a detailed study of the workforce and so cannot identify those employees who will be adversely affected by the merger. Recognizing this fact, the parties have negotiated extensively regarding employment matters and have agreed to several provisions aimed at minimizing the impact on employees severed as a result of the merger. To that end, Petitioners have agreed to develop an enhanced severance program totaling $9 million to provide enhanced severance benefits to New Jersey employees (both union and nonunion) separated from NUI as a result of the merger. Moreover, the Parties have agreed to a set of principles to guide the development of the enhanced severance program. Petitioners have also agreed to provide outplace/counseling/financial services for non-bargaining unit employees. Additionally, AGLR has committed to honor the specific language and the spirit of NUI's existing collective bargaining agreements. (P-1 at 9)

Given these specific commitments, the Board HEREBY FINDS that the standards contained in N.J.S.A. 48:2-51.1 with respect to the impact of the merger on employees have been satisfied subject to the conditions as enumerated in the attached Stipulation of Settlement. In matters related to the proposed merger's impact on employees, the Board HEREBY APPROVES the following conditions numbered to directly correspond to the subject paragraphs in Attachment A of the
Stipulation:

     13. The Board DIRECTS that approval of the merger be conditioned on the following:

          b. ETG shall honor all existing contracts based on the provisions contained in those contracts. This shall include contracts with customers, suppliers, vendors, employees, change of control agreements, etc.


                                       15              BPU Docket No. GM04070721

          t. For the first year following closing, ETG shall provide outplacement assistance to any employee severed as a result of the acquisition.

     14. AGLR shall commit to make $9 million available for the purpose of enhancing the severance package of non-bargaining unit and bargaining unit (union) employees (ETG and ETG-related NUI Corporation New Jersey employees) who are severed as a result of the merger./10 The details of how these funds will be disbursed among such employees will be determined once specific employees have been identified for separation. The enhanced severance package shall be developed recognizing employee age and years of service and in a manner generally consistent with the following guiding principles: a) the enhanced severance provisions shall be applicable to both bargaining and non-bargaining employees on a basis that will provide generally comparable severance provisions for all eligible employees (recognizing that union employees already have certain severance benefits pursuant to the bargaining agreement); b) the final allocation of severance enhancements shall be determined on the basis of the number of terminated employees in the bargaining and non-bargaining units; c) the enhanced severance plan shall be designed with a budget to ensure that the $9 million total is not exceeded; d) the enhanced severance plan shall address any issues regarding highly compensated employees, any applicable bargaining agreement restrictions, and the legality of any age threshold provisions; and e) the plan could incorporate a sliding scale based on years of service for terminated employees. During the two years after the merger closes, AGLR and ETG shall file reports every six months with the Board indicating how the $9 million has been disbursed to separated employees, and indicating the number of employees separated from ETG.

     15. In accordance with the Merger Agreement, AGLR shall provide, at AGLR's cost, outplacement/counseling for all non-bargaining unit employees who are severed as a result of the merger. AGLR anticipates that it will continue to use Right Management, a national outplacement service. Right Management provides several different levels of outplacement services from clerical to executive. These services include workshops on resume writing, interview skills, skill assessment for employability, provision of office space and intensive seminars and counseling. AGLR will provide the opportunity for non-bargaining unit employees who receive enhanced severance pursuant to Section 14 of the Term Sheet to receive an appropriate level of financial advisory services at AGLR's cost.

     16. AGLR shall ensure that non-bargaining unit employees who are severed as a result of the merger receive adequate notice before such severance becomes effective; for bargaining unit (union) employees, the collective bargaining agreement will control.

----------
10 For the purpose of this Term Sheet, employees (both union and non-union) who are severed within 18 months after the closing of the merger, excluding employees severed for cause, shall be deemed to be severed as a result of the merger.


                                       16              BPU Docket No. GM04070721

Impact on Safe and Adequate Service

N.J.S.A. 48:2-51.1 requires that "in considering a request for approval of an acquisition of control, the [B]oard shall evaluate the impact of the acquisition on ...the provision of safe and adequate utility service at just and reasonable rates." In reviewing the entire record and Stipulation in this proceeding, the Board has sought evidence that the change of control will not have an adverse impact on service quality for ETG customers.

Petitioners assert that AGLR is committed to providing outstanding customer service to all of its utility customers. (P-1 at 10). AGLR states that it uses state-of-the-art technology and a comprehensive program of utility metrics to continuously monitor key aspects of customer service, safety and reliability. Additionally, AGLR's CEO, Ms. Rosput, testified regarding AGLR's "One Call, That's All" and "One Trip, That's It" operating and customer service philosophy, which seeks to address the totality of customer issues during one initial phone call or visit with the customer. (Tr. 43, lines 20 to 45, line 4). With respect to making improvements or changes to customer service practices, Petitioners sought a one year period in which to study the operations of NUI and ETG to determine the root causes for the recent decline in customer service performance. Ms. Rosput stated that a study period was necessary to determine appropriate benchmarks for performance. (Tr. 46, lines 8-24).

Petitioners have not completed a detailed analysis of current customer service operations or performance. Recognizing this circumstance, coupled with the need to prevent any further degradation in service, the Parties have agreed to an accelerated process to reach appropriate base-line measures in the areas of safety, reliability and customer service. Moreover, Petitioners have agreed to provide the Board with quarterly reports indicating ETG's progress and performance in meeting the new base-line measures. Petitioners have also agreed to maintain sufficient staffing levels to meet the new base-line service measures. Further, Petitioners have agreed to maintain at least two walk-in service locations in the service territory and to assess whether an additional walk-in location in the Northwest portion of the service territory is appropriate. Additionally, Petitioners agreed to provisions to address the concerns of interruptible customers, including members of NJLEUC, regarding the merger's impact on service to non-firm customers.

Given these specific commitments, the Board HEREBY FINDS that the standards contained in N.J.S.A. 48:2-51.1, with respect to the impact of the merger on safe and adequate service have been satisfied subject to the conditions as enumerated in the Stipulation of Settlement. In matters related to the proposed merger's impact on safe and reliable service, the Board HEREBY APPROVES the following conditions numbered to directly correspond to the subject paragraphs in Attachment A of the Stipulation:

     5. The Board authorizes ETG to make any operational changes it deems necessary, subject to the provisions of Title 48, as long as safety, reliability and customer service are maintained or improved over time. After closing, ETG shall identify within three months the service standards to be measured. After that filing ETG shall work with the NJBPU Staff and the Ratepayer Advocate to establish the appropriate base-line measures against which ETG will measure subsequent performance in the areas of safety, reliability and customer service. Those base-line measures shall be filed in the sixth month following closing. If these three parties cannot agree on appropriate base-line measures, the company shall submit its position to the Board and the parties shall have a right to comment. The agreed upon service standards shall be used to monitor ETG's performance after the merger and status reports providing monthly data relating


                                       17              BPU Docket No. GM04070721
          thereto shall be filed quarterly. The service standards shall remain in effect until a Board Order is issued in the next rate case. Thereafter, ETG will be subject to service standards established by the Board for all gas utilities in New Jersey in a generic rulemaking, if any. In the event the Board develops generic service standards for all gas utilities in New Jersey prior to ETG's next base rate case, then the Board will determine which service standards (generic or ETG-specific) should be used by ETG.

          Prior to the establishment of ETG-specific service standards, ETG shall file with the Board quarterly reports containing monthly data that address safety, reliability and customer service. ETG shall file quarterly reports addressing customer complaints. ETG shall file these quarterly reports until the Board Staff, ETG and the Ratepayer Advocate establish appropriate service levels as discussed above. The Board may order specific action by ETG if it finds material service degradation. ETG shall perform a customer satisfaction survey within 12 months of closing and provide the results to the Board and the Ratepayer Advocate. ETG shall conduct these surveys annually and provide the results to the Board and the Ratepayer Advocate.

     13. The Board DIRECTS that approval of the merger is conditioned on the following:

          c. ETG shall host quarterly meetings for the 12 months following closing to discuss with NJBPU Staff and the Ratepayer Advocate issues related to operations, customer service, regulatory or other items determined by the Company, Staff or the Ratepayer Advocate.

          d. ETG and AGLR shall maintain sufficient staffing levels necessary to meet the service standards established as a result of Section 6 of the Term Sheet.

          e. ETG shall participate in meetings related to the customer scorecard or other meetings held by the NJBPU related to safety, reliability and service.

          f. ETG shall notify the Board of any changes in the company's collection policies, but they shall in all respects comply with NJBPU regulations.

          i. ETG shall inform customers through bill inserts and other means of the change in control. Board Staff and the Ratepayer Advocate shall review the bill inserts prior to mailing.

          n. ETG must certify its ability to comply with Title 48 of New Jersey Code related to safe and reliable service.

          r. ETG shall maintain at least two walk-in service locations in its service territory until it completes an assessment of whether the current service centers or others may be appropriate. The assessment shall include an evaluation of whether a new service center in the Northwest territory is appropriate. ETG shall petition the Board before moving any walk-in location or reducing the number of walk-in locations.

          s. ETG shall maintain a liaison group to handle complaints received via the NJBPU, the Ratepayer Advocate or New Jersey Governor/legislative offices. This group shall be available 24 hours a day and have decision making


                                       18              BPU Docket No. GM04070721
               authority to resolve (at least temporarily) issues related to service interruption or restoration.

Impact on Competition

N.J.S.A. 48:2-51.1 requires that "in considering a request for approval of an acquisition of control, the [B]oard shall evaluate the impact of the acquisition on competition...." In the instant matter, an assessment of the merger's impact on competition would involve an estimation of the "market power" achievable by the merged NUI and AGLR companies in New Jersey. Petitioners state that they will form a large natural gas distribution company serving approximately 2.2 million customers in Florida, Georgia, Tennessee, Virginia, Maryland and New Jersey. (P-1 at 2, 8) However, a significant portion of the assets held by AGLR and NUI are in the form of regulated natural gas utilities. As such, these operations are subject to continuing regulation by the Board, other states' regulatory authorities and the Federal Energy Regulatory Commission. (P-1 at 8)

AGLR does not own or have an interest in any other gas utility assets in New Jersey. (P-1 at 8) AGLR's utility operations are located in the southeastern portion of the country, and AGLR believes they will complement, rather than compete with, NUI's mostly northeastern utility operations. For example, Ms. Rosput testified that the geographic diversity of the AGLR and NUI utility service territories present an opportunity to enhance capacity planning and improve the usage of expensive long haul pipeline capacity./11 (Tr. 233, line 20 to 234, line 5) The Board notes that no party to the proceeding has challenged these assertions.

The Board further notes that the potential for negative impacts on competition for gas distribution services in New Jersey has not been a matter of contention among the parties in this proceeding. Concerns about negative impacts on competition have not been raised by any of the parties. Other market participants, such as PSE&G and South Jersey Gas, have not raised the issue of market power by the companies, nor has the Ratepayer Advocate, NJLEUC or GM. Indeed, the Ratepayer Advocate, which represents consumer interests, is satisfied with the Stipulation. NJLEUC, which represents large industrial customers, and GM, a large customer, are also satisfied with the Stipulation.

The Board FINDS that the Stipulation of Settlement sufficiently resolves the concerns regarding the impact of the merger on competition. Therefore, the Board FURTHER FINDS that the no harm standard with regard to the proposed merger's impact on competition has been met. In matters related to the proposed merger's impact on competition, the Board HEREBY APPROVES the following conditions numbered to directly correspond to the subject paragraphs in Attachment A of the
Stipulation:

     17. AGLR shall not permit ETG's asset manager to take any actions that would adversely impact ETG's ability to redeliver, to the facilities of the participating NJLEUC members, gas that is delivered by such members to the ETG City Gate. AGLR acknowledges that ETG's ITS/L\/D service classification, which is the class applicable to the NJLEUC members, is ETG's highest priority non-firm service classification. AGLR acknowledges, further, that, generally speaking, this has meant historically that if a customer with an ITS/LVD service classification delivers gas to ETG's City Gate, ETG shall redeliver the gas to the customer. AGLR anticipates operating ETG in the same manner in the future. However,

----------
11 TR. 233, line 20 to 234, line 5.


                                       19              BPU Docket No. GM04070721

          AGLR and ETG reserve the right to curtail service in accordance with the terms of ETG's tariff.

     18. AGLR shall cause ETG to maintain customer account balancing practices following the acquisition that are consistent with the customer account balancing practices of ETG prior to the acquisition. The undertaking contained in the immediately preceding sentence shall be applicable until the earlier of such time as ETG files a rate proceeding or there is pending another regulatory proceeding that addresses the issue of customer account balancing. AGLR shall not permit ETG's asset manager to take any actions that would cause ETG to implement customer account balancing restrictions that are not related to the requirements of ETG's distribution system.

Regulatory/Administrative

The Board is aware that, as a result of this merger, ETG will be part of a much larger and more complex corporate entity. Therefore, it is imperative that the merged entity comply with all applicable Board orders, statutes, codes and regulations and understand the Board's interest and authority regarding financial and operations oversight as they relate to the provision of safe, adequate and proper service at reasonable rates to New Jersey ratepayers.

Continued access to information is critical to the Board's ability to monitor post-merger compliance with all regulatory requirements and with the stipulated terms discussed herein. The Board therefore ORDERS Petitioners to provide the Board's Staff with all required information on a timely basis going forward and FURTHER ORDERS that all books and records be maintained as prescribed by the Board. The Board finds that the provisions of the Stipulation of Settlement provide an appropriate basis for providing needed information to the Board and the Board HEREBY APPROVES the following conditions numbered to directly correspond to the subject paragraphs in Attachment A of the Stipulation:

     1. The Board APPROVES the transfer of control of ETG by means of a merger of its ultimate parent, NUI, with a subsidiary of AGLR.

     2. The Board FINDS that the requirements of N.J.S.A. 48:2-51.1 and 48:3-10 are met.

     12. All authority and approvals herein are granted subject to the closing of the transactions contemplated by the Merger Agreement submitted by the petitioners.

     13. The Board DIRECTS that approval of the merger is conditioned on the following:

          a. ETG shall comply with all New Jersey laws and Board rules and applicable Board Orders.

          g. ETG and AGLR will play an active role as responsible corporate citizens in New Jersey and support economic development in New Jersey.

          h. ETG shall maintain or enhance its contribution to energy assistance programs for low income and senior citizen customers. In addition, ETG will make charitable contributions to organizations in ETG's service territory in a manner consistent with AGLR's contributions in its existing utility service


                                       20              BPU Docket No. GM04070721
               territories, which charitable contributions shall not be recoverable from ETG customers.

          j. ETG and AGLR shall make available upon request access to the books and records of ETG. If requested information cannot be made available in New Jersey, ETG will pay the reasonable and necessary travel expenses of NJBPU staff to travel to the place of such information. Reimbursement will be based on the New Jersey state policies on travel related expenses.

          k. ETG shall notify the NJBPU of any changes in the policies related to the company's books and records.

          l. AGLR shall notify the NJBPU when its annual report and SEC Form 10-K and 10-Qs and 8-Ks are available on the web and will provide one copy of each to the NJBPU within three business days of filing at the SEC.

          m. AGLR shall report to the NJBPU any change in AGLR's, NUI's or NUI Utilities' credit rating within one business day of any such change.

          o. AGLR shall establish a Board of Directors level committee or modify a current Board of Directors level committee whose responsibilities will include oversight of "ring fencing" issues and other corporate governance best practices in order to allow AGLR management to provide an annual certification to the NJBPU that the activities of AGLR's affiliates have not had a material adverse effect on ETG.

          p. ETG shall notify the NJBPU of any change in NUI Utilities' dividend policy as established by AGLR after closing. AGLR shall establish a dividend policy requiring NUI Utilities to dividend no more than 70% of its quarterly earnings to AGLR.

          q. AGLR shall provide separately audited financial statements for NUI Utilities and ETG.

CONCLUSION

In considering the Petition at issue herein, the Board, as required by N.J.S.A. 48:2-51.1 and as set forth above, has carefully evaluated the impact of the proposed acquisition on competition on the rates of ratepayers affected by the acquisition of control, on the utility's employees, and on the utility's provision of safe and adequate utility service at just and reasonable rates. In doing so, the Board has carefully considered the record in this matter, including all motions, testimony, exhibits, and the Stipulation of Settlement.

Based on the foregoing and subject to the conditions set forth herein and in the attached Stipulation of Settlement, the Board CONCLUDES that the statutory criteria set forth in N.J.S.A. 48:2-51.1 are satisfied and the proposed change in control can be accomplished without any adverse impact on competition, rates, employees or the provision of safe and adequate service at just and reasonable rates.

By this Order, pursuant to N.J.S.A. 48:3-10, the Board APPROVES the transfer by NUI Corporation on its books and records of all of the issued and outstanding shares of its common stock of Utilities to AGLR. Pursuant to N.J.S.A. 48:2-51.1, the Board also APPROVES the


                                       21              BPU Docket No. GM04070721
acquisition by AGLR of control of Utilities and NUI. In addition to the conditions enumerated in this Order, the Board ORDERS that:

     a. Except as described herein, this Order shall not affect nor in any way limit the exercise of the authority of the Board or the State of New Jersey in any future petition, or in any proceeding regarding rates, franchises, services, financing, accounting, capitalization, depreciation, maintenance, operations or any other matter affecting ETG.

     b. This Order shall not be construed as directly or indirectly fixing for any purpose whatsoever any value of tangible or intangible assets now owned or hereafter owned by Petitioners.

     c. Consummation of the above-referenced transaction must take place no later than 120 days from the date of this Order unless otherwise extended by the Board.

     d. Approval of the transactions herein shall not constitute a determination, nor in any way limit, any future determination of the Board, as to the treatment of indebtedness, capital structure and interest expense for ratemaking purposes in any rate proceeding under state or federal law.

     e. Within 30 days of issuance of this Order, AGLR's Board of Directors shall certify to the NJBPU that they have reviewed this Board's Order and the attached Stipulation of Settlement and will assure full compliance with the terms thereof.

DATED:  11/17/04                                      BOARD OF PUBLIC UTILITIES
                                                      BY:



                               /s/ Jeanne M. Fox
                               -----------------
                                  JEANNE M. FOX
                                    PRESIDENT



/s/ Frederick F. Butler                                    /s/ Connie O. Hughes
-----------------------                                    --------------------
FREDERICK F. BUTLER                                        CONNIE O. HUGHES
COMMISSIONER                                               COMMISSIONER



                                 /s/ Jack Alter
                                 --------------
                                   JACK ALTER
                                  COMMISSIONER




ATTEST

     /s/ Kristi Izzo
     ---------------
     KRISTI IZZO
     SECRETARY


                                       22              BPU Docket No. GM04070721

                               STATE OF NEW JERSEY
                            BOARD OF PUBLIC UTILITIES



________________________________________
                                        :
IN THE MATTER OF THE PETITION           :    BPU Docket No. GM04070721
OF NUI UTILITIES, INC. (d/b/a           :
ELIZABETHTOWN GAS COMPANY)              :
AND AGL RESOURCES INC. FOR              :    STIPULATION OF SETTLEMENT
AUTHORITY UNDER N.J.S.A. 48:2-51.1      :
AND N.J.S.A. 48:3-10 OF A CHANGE        :
IN OWNERSHIP AND CONTROL                :
________________________________________:

          WHEREAS, NUI Utilities, Inc. (d/b/a Elizabethtown Gas Company), a New Jersey public utility company ("Utilities"), and AGL Resources Inc., a corporation organized under the laws of Georgia ("AGLR") (collectively, the "Petitioners"), filed a Petition with the New Jersey Board of Public Utilities (the "Board" or the "BPU"), under BPU Docket No. GM04070721, seeking approval of the proposed change in ownership and acquisition of control of Utilities (the "Merger") pursuant to an Agreement and Plan of Merger dated as of July 14, 2004 among AGLR and NUI Corporation ("NUI"), the parent holding company of Utilities; and

          WHEREAS, the other parties in this proceeding are the Staff of the Board, the Division of the Ratepayer Advocate, the New Jersey Large Energy Users Coalition ("NJLEUC"), General Motors Corporation ("GM"), Public Service Electric & Gas ("PSE&G"), and South Jersey Gas ("South Jersey") (collectively, with the Petitioners, the "Parties"); and

          WHEREAS, Commissioner Frederick Butler conducted four days of evidentiary hearings on September 20 to 23, 2004, during which an extensive record was developed; and

          WHEREAS, two public comment hearings were held on August 30, 2004 in the Elizabethtown Gas Company ("ETG") service territory, at which no members of the public appeared to provide comments; and

          WHEREAS, subsequent to the evidentiary hearings, the Parties entered into settlement negotiations so as to present the Board with a stipulation of mutually acceptable conditions of merger approval; and

          WHEREAS, the Parties have developed a comprehensive list of conditions of merger approval, as set forth in Attachment A hereto, which would be acceptable to them, which conditions address in a reasonable fashion the issues raised by the Parties in this proceeding about the impact of the proposed merger on ETG and its customers, and have executed this Stipulation (the "Signatory Parties"); and

          NOW, THEREFORE, for and in consideration of the terms and conditions herein, the Signatory Parties executing this Stipulation HEREBY STIPULATE AND AGREE as follows:

          1. Board Order. It is a condition of this Stipulation that the Board adopt a final Order approving the Merger and this Stipulation without change or further conditions. It is the further condition of this Stipulation that the Merger be consummated. Should the Board fail to adopt a final Order approving the Merger and this Stipulation, or should the Merger not be consummated for any reason, then this Stipulation shall be deemed null and void and of no force and effect. In the event either condition is not satisfied for any reason, then neither the existence of this Stipulation nor its provisions shall be disclosed or utilized by any Signatory Party or person for any purpose whatsoever, including in this or any other proceeding.

          2. Conditions of Merger. The conditions of merger agreed to by the Signatory Parties are set forth in Attachment A hereto, and are included herein as if fully written.

               (a) Issues relating to the Money Pool discussed in Paragraphs 7 of Attachment A are also being addressed in the Joint Petition of NUI Utilities, Inc. d/b/a Elizabethtown Gas Company, Docket No. GF04090904.

          3. Reasonableness of Stipulation. The Signatory Parties agree that this Stipulation represents a reasonable balance of the competing interests involved in this proceeding. Based upon their review of the record and the agreements reflected in this Stipulation, the Signatory Parties are satisfied that the statutory criteria for approval of petitions involving acquisitions of control and transfer of controlling stock ownership of a New Jersey public utility, set forth in N.J.S.A. 48:2-51.1, N.J.S.A. 48:3-10, and N.J.A.C. 14:1-5.10, have been satisfied. More particularly, the Signatory Parties agree that the record herein and the conditions of the Merger set forth in Attachment A support the findings and conclusions that the Merger will not have an adverse impact on competition, on the rates of affected ratepayers, on the employees of ETG or on the provision of safe and adequate utility service at just and reasonable rates. The Signatory Parties further agree that consummation of the merger with the conditions set forth in Attachment A hereto supports a Board finding that the Merger is not contrary to the public interest and therefore the change of control should be approved.

          4. Termination. Notwithstanding anything to the contrary set forth herein, upon the occurrence of any of the following events this Stipulation shall terminate:

               (a)  if the Board issues a decision disapproving the Stipulation;
or

               (b) if the Board issues a written order approving this Stipulation subject to any condition or modification of the terms set forth herein which an adversely affected

Signatory Party, in its discretion, finds unacceptable. Such Signatory Party shall serve notice of unacceptability on the Parties within three (3) business days following receipt of such Board order. Absent such notification, the Signatory Parties shall be deemed to have waived their respective rights to object to the acceptability of such conditions or modifications contained in the Board order, which shall thereupon become binding on all Signatory Parties: or

               (c)  if for any reason the Merger is not consummated.

          5. Expeditious Board Approval. Each Signatory Party agrees to use its best efforts to ensure that this Stipulation shall be submitted to the Board for approval as soon as possible. Each Party also agrees to use its best efforts to obtain the approval by the Board of this Stipulation without modification or condition and to urge the Board to issue its written order approving this Stipulation and the Merger as soon as practicable.

          6. Waiver of Rights of Appeal. Subject to paragraph 4, each Signatory Party specifically waives any right it may have to seek rehearing of or to appeal an order by the Board approving this Stipulation in the manner provided for herein.

          7.   Reservations.

               (a) It is specifically understood and agreed that this Stipulation represents a negotiated compromise resolution which shall be binding on the Signatory Parties (and their successors and/or assigns) and that, except as provided herein, no Signatory Party nor any other person shall be deemed to have approved, accepted, agreed, or consented to any principle underlying or supposed to underlie the Stipulation except as contemplated in Attachment A.

               (b) Additionally, no Signatory Party shall be deemed to have waived its litigation rights and positions in the event this Stipulation is not approved by the Board as submitted to the Board without modification or condition, or in the event the Merger is not consummated. Although binding as between and among the Signatory Parties, this Stipulation represents a negotiated compromise and, therefore, this Stipulation may not be cited as precedent for or against any Party in any other proceeding except as contemplated in Attachment A.

               (c) The Signatory Parties further request that the Board specifically recognize that the unique resolution of this proceeding shall apply only to this case and that am similar future cases shall be reviewed by the Board on an individual basis and that the terms of this Stipulation shall not be used as precedent or a reasonable resolution of any similar future cases.

               (d) It is specifically understood and agreed that this Stipulation is an integral settlement and that the various parts hereof are not severable without upsetting the balance of consideration achieved among the Signatory Parties.

          8. Amendments. This Stipulation may not be amended except by a written instrument executed by each of the Signatory Parties. Each Signatory Party may, only by an instrument in writing, waive compliance by any other Signatory Party with any term or provision of this Stipulation. The waiver by any Signatory Party of a breach of any term or provision of this Stipulation shall not be construed as a waiver of any subsequent breach.

          9. Counterparts. This Stipulation may be executed in any number of counterparts, each of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Signatory Parties.

          10. Governing Law. This Stipulation shall be governed by and construed in accordance with the laws of the State of New Jersey.

          11. Assignments. This Stipulation shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Stipulation nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any Signatory Party without the prior written consent of the other Parties.

          12. No Third Party Beneficiaries. Nothing herein expressed or implied shall be construed to give any person other than the Signatory Parties (and their successors and permitted assigns) any legal or equitable rights hereunder.

          13. Captions. The subject headings of the sections of this Stipulation are inserted solely for the purpose of convenient reference and are not intended to, nor shall they, affect the meaning of any provision of this Stipulation.

          14. Notices. Any notice, request, demand or statement which any Signatory Party may give to any other Signatory Party pursuant to the terms of this Stipulation shall be in writing and shall be considered as duly delivered as of the date and time actually received by the other Signatory Party by personal delivery, facsimile, registered or certified mail (postage prepaid) or nationally recognized overnight courier service, addressed to said Party's counsel of record in this proceeding, except that notice to the Staff of the Board of Public Utilities may only be provided by personal delivery, registered or certified mail, or nationally recognized overnight courier service filed with the Board's Secretary.

          15. Entire Agreement. This Stipulation is submitted to the Board for approval as a whole. If a Signatory Party is adversely affected by a modification or condition to the Stipulation and provides timely notice in accordance with Paragraph 4, then the Stipulation shall be ineffective and void.

          IN WITNESS WHEREOF, each Signatory Party hereto has caused its duly authorized officer or representative to execute and deliver this Stipulation as of October 29, 2004.


NUI Utilities, Inc., and
AGL Resources Inc.,


By:  /s/ Mark L. Mucci
     -----------------
     Mark L. Mucci, Esq.


Staff of the New Jersey Board of
Public Utilities


By:  /s/ Margaret Comes
     ------------------
     Margaret Comes, DAG


Seema M. Singh, Director and
Ratepayer Advocate


By:  /s/ Judith Appel
     ----------------
     Judith Appel, Esq.


New Jersey Large Energy Users
Coalition


By:  /s/ Steven S. Goldenberg
     ------------------------
     Steven S. Goldenberg, Esq.

                                  ATTACHMENT A

                           NUI-AGLR MERGER SETTLEMENT
                                   TERM SHEET

1. The Signatory Parties recommend that the New Jersey Board of Public Utilities (NJBPU or Board) approve the transfer of control of Elizabethtown Gas Company (ETG) by means of a merger of its ultimate parent, NUT, with a subsidiary of AGL Resources (AGLR) Inc.

2. The Signatory Parties recommend that the NJBPU find the requirements of NJSA 48:2-51.1 and 48:3-10 are met.

3. The Signatory Parties recommend that the NJBPU find it is in the public interest for ETG to implement a five year base rate stay-out following the transaction closing. In years four and five of the stay-out, ETG shall be subject to an earnings sharing mechanism as more fully described below. Further, ETG should be required to make a base rate filing no later than three months after the end of the fourth year of the stay-out (March, 2009 assuming a December, 2004 closing) for rates to be effective at the beginning of the sixth year (January, 2010 assuming a December, 2004 closing). The base rate stay-out will not affect modifications to non-base rate tariff provisions, including but not limited to, the SBC, WNC, and BGSS rates.

          Commencing one year after the date of transaction closing, ETG shall file an annual financial report, for the previous 12 month period, which shall include ETG's revenues and costs and setting forth a calculation of the earned return on rate base and return on equity for ETG's regulated business. To the extent there are public credit ratings of ETG and/or NUI Utilities, the financial report shall include an assessment of those ratings. The annual financial reporting requirement provision will terminate upon the issuance of a final Order in the next base rate case.

          Upon the expiration of the first three years of the base rate stay-out, the Board shall, based on the annual ETG financial report filed with the Board, determine if ETG's earnings sharing with ratepayers is triggered for years 4 and 5 of the rate stay-out period based on the following: sharing shall begin when the earned return on equity (ROE) exceeds 100 basis points over the ROE authorized (10%) by the Board in ETG's last general rate proceeding (i.e. 11%). If that annual period's earnings are sufficient to warrant sharing, 75% of earnings in excess of the 11% ROE will be credited to ratepayers./1 ETG and AGLR agree that the financial reports filed with the Board pursuant to this paragraph will be calculated in a manner consistent with ETG's last base rate case. ETG shall not seek recovery of Goodwill/2 associated with the NUI acquisition or amortize Goodwill for financial reporting purposes.

4. The Signatory Parties agree that ETG's asset management will be performed by Sequent Energy Marketing for a term of three years commencing on April 1, 2005. The asset management agreement will have Sequent pay $4.0 million per year as a credit to ETG's BGSS costs without any offset or allowance for prepayment provisions. The Signatory Parties deem this payment to be a competitive rate based on ETG's current asset management agreement. Further, to the extent ETG acquires additional assets available for Sequent management, the Signatory Parties will re-evaluate whether the fixed fee

----------
1 Earnings in excess of 11% ROE will be credited within 30 days of the filing to customer classes in the same proportion as the non-BGSS customer refund was allocated in the Focused Audit proceeding.

2 Goodwill includes merger transaction costs (i.e. legal, financial and banking fees associated with the acquisition), severance and retention payments and/or any other costs associated with the transaction that meet the FAS 142 definition of Goodwill. It shall be presumed that costs incurred after one year from the closing date do riot meet the definition of Goodwill. Further, Goodwill does not include other legal, financial or banking fees incurred in the normal course of business for ETG or AGLR.

     requires adjustment. Therefore, the Signatory Parties agree to recommend that the Board authorize ETG to allow Sequent Energy Management to assume the currently approved Cinergy Asset Management contract for a 3 year term immediately following the expiration of the current Cinergy contract on March 31, 2005. The following modifications will apply: 1) Sequent shall pay an annual fee of $4.0 million to ETG, 2) ETG will not be required to prepay Sequent for gas purchases, 3) the contract term will be 3 years (April 1, 2005 through March 31, 2008), 4) there will be a provision permitting ETG to terminate the contract, without penalty to ETG,/3 in less than three years in the event the Board establishes regulations which require all New Jersey regulated natural gas utilities to competitively bid asset management services (provided, however, that Sequent's annual fee should be pro-rated if an early termination occurs), 5) ETG will be able to recall assets to meet firm system requirements that are managed by Sequent without penalty, and 6) Sequent shall maintain a separate "book" related to the asset management of ETG interstate assets. The NJBPU Staff and Ratepayer Advocate will have the right to review the book, but any review of asset management will not change the amount paid to ETG by Sequent during the three year contract period. Prior to the end of the three year term of the Sequent agreement, ETG will competitively bid its asset management unless the Board has previously authorized an alternative asset management procedure for ETG which may include performing asset management in AGL Services Company on behalf of ETG, or other options the Board deems in the public interest. ETG shall file an asset management plan with the Board at least 6

----------
3 The parties agree that ETG may reimburse Sequent for any reasonable break-up fees which may be incurred by Sequent in the event ETG terminates its agreement with Sequent pursuant to this provision. In the event of such termination, ETG will file information with the Board indicating the break-up fees to be paid, if any, and the contract provisions under which those fees were incurred.

     months prior to the expiration of the Sequent Asset Management Agreement
     (AMA). The Signatory Parties recommend that the Board make a determination, based on the filing and applicable procedures, on the appropriateness of an asset management plan to be effective after March 31, 2008. Should the Board determine that the asset management function should be conducted by ETG or AGL Services Company on behalf of ETG, rather than by Sequent or a non-affiliated third party, then the Signatory Patties recommend that ETG or AGL Services Company be allowed to seek recovery of any incremental costs of performing such function from asset management proceeds in the asset management proceeding.

5. The Signatory Parties agree the Board should authorize ETG to make any operational changes it deems necessary as long as safety, reliability and customer service are maintained or improved over time. After closing, ETG will identify within three months the service standards to be measured. After that filing ETG will work with the NJBPU Staff and the Ratepayer Advocate to establish the appropriate base-line measures against which ETG will measure subsequent performance in the areas of safety, reliability and customer service. Those base-line measures will be filed in the sixth month following closing. If these three parties cannot agree on appropriate base-line measures, the company shall submit its position to the Board and the parties shall have a right to comment. The agreed upon service standards shall be used to monitor ETG's performance after the merger and status reports providing monthly data relating thereto shall be filed quarterly. The service standards shall remain in effect until a Board Order is issued in the next rate case. Thereafter, ETG will be subject to service standards established by the Board for all gas utilities in New Jersey in a generic rulemaking, if any. In the event the Board develops generic service standards for all gas utilities in New Jersey prior to ETG's next base rate case, then the Board should determine which service standards (generic or ETG-specific) should be used by ETG.

          Prior to the establishment of ETG-specific service standards, ETG shall be required to file with the Board quarterly reports containing monthly data that address safety, reliability and customer service. ETG shall also be required to file quarterly reports addressing customer complaints. ETG shall file these quarterly reports until the Board Staff, ETG and the Ratepayer Advocate establish appropriate service levels as discussed above. The Board may order specific action by ETG if it finds material service degradation. ETG shall perform a customer satisfaction survey within 12 months of closing and provide the results to the Board and the Ratepayer Advocate. ETG shall conduct these surveys annually and provide the results to the Board and the Ratepayer Advocate.

6. The Signatory Parties recommend that the Board reaffirm its current position on ETG's Remediation Adjustment Clause. The Board retains its authority to issue additional orders on Environmental Remediation matters as it deems appropriate and this condition does not limit the Board's authority to modify its position in the future.

7. The Signatory Parties recommend that the Board authorize ETG, by way of NUI Utilities, to participate in AGLR's utility money pool as governed by the Public Utility Holding Company Act of 1935, as amended. AGLR agrees to establish a separate accounting of money pool activity for each division of NUI Utilities for funds disbursed by NUI Utilities to the AGLR Utility Money Pool. AGLR further agrees that this will be accomplished by establishing separate divisions in the Company's general accounting system. AGLR also agrees to establish a separate and distinct bank account solely for AGLR's Utility Money Pool, where utility money pool funds shall be deposited and withdrawn and from which loans will be made. AGLR agrees to provide a quarterly report of ETG money pool activity that will include loans to and from the pool, interest and fees charged to the pool. AGLR agrees to certify that all ETG money pool transactions are for terms of one year or less. The Utility Money Pool will be subject to Board audit.

8. The Signatory Parties recommend that the Board authorize ETG, by way of NUI Utilities, to enter into a Services Agreement with AGL Services Company. ETG's management shall determine the services it receives under such agreement annually. For all services obtained by ETG from AGLR affiliates, including under any Services Agreement with AGL Services Company, the Board retains authority to determine the reasonableness of the activity and the recovery of any associated costs, irrespective of SEC oversight and/or approval of the associated activities or cost allocations.

9. The Signatory Parties agree ETG should be permitted to defer costs associated with any pension or OPEB net assets or liabilities as of the date of closing. ETG will continue to book the amount of pension and OPEB expenses currently authorized in ETG's rates, and will seek their recovery through the regulatory process within the Company's next base rate proceeding. In no event shall ETG recover from ratepayers pension and OPEB expenses pursuant to this provision in excess of the pension and OPEB expenses that would have been booked in accordance with FAS 87 and FAS 106 in the absence of the merger. This treatment is for the purposes of this proceeding, and for AGLR and ETG only, and is not intended to pre-determine the treatment, or preclude the recovery, of these costs in a future proceeding.

10. The Signatory Parties recommend that the Board reaffirm its position in the order adopting the stipulation resolving the Focused Audit in Docket No. GA03030213. The Board, in that order, stated that, "this settlement will end this regrettable episode in New Jersey regulatory history and permit the Company to move on to the important task of sale. The settlement also permits this Board to welcome, within a fair regulatory atmosphere, new ownership committed to public service to an important part of our State." As such, the Board should reaffirm that it absolves AGLR and all of its direct and indirect subsidiaries after closing of any future Board action associated with those activities or issues addressed in the Focused Audit. This does not preclude the Board from exercising its jurisdiction and taking action against AGLR or any of its direct or indirect subsidiaries for any new activities that occur after the date of the closing. For the avoidance of doubt, ETG shall not attempt to recover from ratepayers any costs associated with any shareholder lawsuits that are based upon the matters upon which recommendations were made in the Liberty Audit Report and/or the Stier Anderson Report.

11. The Signatory Parties recommend the Board reiterates that the conditions of the order resolving the Focused Audit in Docket No. GA03030213 are not binding on AGLR or ETG following the closing of the acquisition except as it relates to the disposition of the outstanding portion of the refund and the penalty, along with associated interest, contained therein, which outstanding amounts are $21 million and $1.6 million respectively. Upon approval of the merger and prior to closing, ETG shall submit a plan to the Commission to refund the outstanding $21 million to ratepayers as soon as practicable after closing, but in no event more than sixty (60) days after closing, unless the Board orders otherwise. AGLR shall submit the remaining $1.6 million of the penalty to the State of New Jersey pursuant to that plan.

12. The Signatory Parties acknowledge that all authority and approvals are granted subject to the closing of the transactions contemplated by the Merger Agreement submitted by the petitioners.

13. The Signatory Parties recommend that the Board direct that approval of the merger be conditioned on the following:

     a.   ETG shall comply with all New Jersey laws and Board rules.

     b. ETG shall honor all existing contracts based on the provisions contained in those contracts. This shall include contracts with customers, suppliers, vendors, employees, change of control agreements, etc.

     c. ETG shall host quarterly meetings for the 12 months following closing to discuss with NJBPU Staff and the Ratepayer Advocate issues related to operations, customer service, regulatory or other items determined by the Company, Staff or the Ratepayer Advocate.

     d. ETG and AGLR will maintain sufficient staffing levels necessary to meet the service standards established as a result of Section 6 of the Term Sheet.

     e. ETG shall participate in meetings related to the customer scorecard or other meetings held by the NJBPU related to safety, reliability and service.

     f. ETG shall notify the Board of any changes in the company's collection policies, but they shall in all respects comply with NJBPU regulations.

     g. ETG and AGLR will play an active role as responsible corporate citizens in New Jersey and support economic development in New Jersey.

     h. ETG shall maintain or enhance its contribution to energy assistance programs for low income and senior citizen customers. In addition, ETG will make charitable contributions to organizations in ETG's service territory in a manner consistent with AGLR's contributions in its existing utility service territories, which charitable contributions shall not be recoverable from ETG customers.

     i. ETG shall inform customers through bill inserts and other means of the change in control. Board Staff and the Ratepayer Advocate shall review bill inserts prior to mailing.

     j. ETG and AGLR shall make available upon request access to the books and records of ETG. If requested information cannot be made available in New Jersey, ETG will pay the reasonable and necessary travel expenses of NJBPU staff to travel to the place of such information. Reimbursement will be based on the New Jersey state policies on travel related expenses.

     k. ETG will notify the NJBPU of any changes in the policies related to the company's books and records.

     l. AGLR shall notify the NJBPU when its annual report and SEC Form 10-K and 10-Qs and 8-Ks are available on the web and will provide one copy of each to the NJBPU within three business days of filing at the SEC.

     m. AGLR will report to the NJBPU any change in AGLR's, NUI's or NUI Utilities' credit rating within one business day of any such change.

     n. ETG must certify its ability to comply with Title 48 of New Jersey Code related to safe and reliable service.

     o. AGLR will establish a Board of Directors level committee or modify a current Board of Directors level committee whose responsibilities will include oversight of "ring fencing" issues and other corporate governance best practices in order to allow AGLR management to provide an annual certification to the NJBPU Board that the activities of AGLR's affiliates have not had a material adverse effect on ETG.

     p. ETG will notify the NJBPU Board of any change in NUI Utilities' dividend policy as established by AGLR after closing. For the avoidance of doubt, AGLR will establish a dividend policy requiring NUI Utilities to dividend no more than 70% of its quarterly earnings to AGLR.

     q. AGLR will provide separately audited financial statements for NUI Utilities and ETG.

     r. ETG shall maintain at least two walk-in service locations in its service territory until it completes an assessment of whether the current service centers or others may be appropriate. The assessment shall include an evaluation of whether a new service center in the Northwest territory is appropriate. ETG shall petition the Board before moving any walk-in location or reducing the number of walk-in locations.

     s. ETG shall maintain a liaison group to handle complaints received via the NJBPU, the Ratepayer Advocate or New Jersey Governor/legislative offices. This group shall be available 24 hours a day and have decision making authority to resolve (at least temporarily) issues related to service interruption or restoration.

     t. For the first year following closing, ETG shall provide outplacement assistance to any employee severed as a result of the acquisition.

     u. The Capacity Planning function for ETG will be performed and maintained separate and apart from the individuals that conduct asset management activities to the extent asset management is not performed by ETG directly or AGL Services Company on behalf of ETG.

14. AGLR will commit to make $9 million available for the purpose of enhancing the severance package of non-bargaining unit and bargaining unit (union) employees (ETG and ETG-related NUI Corporation New Jersey employees) who are severed as a result of the merger./4 The details of how these funds will be disbursed among such employees will be determined once specific employees have been identified for separation. The Signatory Parries agree, however, that the enhanced severance package should be developed recognizing employee age and years of service and in a manner generally consistent with the following guiding principles: a) the enhanced severance provisions will be applicable to both bargaining and non-bargaining employees on a basis that will provide generally comparable severance provisions for all eligible employees (recognizing that union employees already have certain severance benefits pursuant to the bargaining agreement); b) the final allocation of severance enhancements will be determined on the basis of the number of terminated employees in the bargaining and non-bargaining units; c) the enhanced severance plan will be designed with a budget to

----------
4 For the purpose of this Term Sheet, employees (both union and non-union) who are severed within 18 months of the closing of the merger, excluding employees severed for cause, shall be deemed to be severed as a result of the merger.

     ensure that the $9 million total is not exceeded; d) the enhanced severance plan will address any issues regarding highly compensated employees, any applicable bargaining agreement restrictions, and the legality of any age threshold provisions; and e) the plan could incorporate a sliding scale based on years of service for terminated employees. During the two years after the merger closes, AGLR and ETG will file reports every six months with the Board indicating how the $9 million has been disbursed to separated employees, and indicating the number of employees separated from ETG.

15. In accordance with the Merger Agreement, AGLR will provide, at AGLR's cost, outplacement/counseling for all non-bargaining unit employees who are severed as a result of the merger. AGLR anticipates that it will continue to use Right Management, a national outplacement service. Right Management provides several different levels of outplacement services from clerical to executive. These services include workshops on resume writing, interview skills, skill assessment for employability, provision of office space and intensive seminars and counseling. AGLR will provide the opportunity for non-bargaining unit employees who receive enhanced severance pursuant to
     Section 14 of the Term Sheet to receive an appropriate level of financial advisory services at AGLR's cost.

16. AGLR will ensure that non-bargaining unit employees who are severed as a result of the merger receive adequate notice before such severance becomes effective; for bargaining unit (union) employees, the collective bargaining agreement will control.

17. AGLR agrees that it will not permit ETG's asset manager to take any actions that would adversely impact ETG's ability to redeliver, to the facilities of the participating NJLEUC members, gas that is delivered by such members to the ETG City Gate. AGLR acknowledges that ETG's ITS/LVD service classification, which is the class applicable to the NJLEUC members, is ETG's highest priority non-firm service classification. AGLR acknowledges, further, that, generally speaking, this has meant historically that if a customer with an ITS/LVD service classification delivers gas to ETG's City Gate, ETG will redeliver the gas to the customer. AGLR anticipates operating ETG in the same manner in the future. However, AGLR and ETG reserve the right to curtail service in accordance with the terms of ETG's tariff.

18. AGLR agrees to cause ETG to maintain customer account balancing practices following the Acquisition that are consistent with the customer account balancing practices of ETG prior to the Acquisition. The undertaking contained in the immediately preceding sentence shall be applicable until the earlier of such time as ETG files a rate proceeding or there is pending another regulatory proceeding that addresses the issue of customer account balancing. AGLR also will agree that it will not permit ETG's asset manager to take any actions that would cause ETG to implement customer account balancing restrictions that are not related to the requirements of ETG's distribution system.

General Motors Corporation


By:  /s/ R. William Potter
     ---------------------
     R. William Potter, Esq.


Public Service Electric & Gas


By:
     ---------------------
     Francis Delany, Esq.


South Jersey Gas Company


By:
     ---------------------
     Ira Megdal, Esq.

              SERVICE LIST FOR ALL PLEADINGS, PRE-FILED TESTIMONY,
                     MOTIONS, BRIEFS AND DISCOVERY REQUESTS
                               ("SERVICE LIST A")
              In the Matter of the Petition of NUI Utilities, Inc.
            (d/b/a Elizabethtown Gas Company) and AGL Resources, Inc.
           for Approval Under N.J.S.A. 48:2-51.1 and N.J.S.A. 48:3-10
                      of a Change in Ownership and Control
                            BPU Docket No. GA04070721

Helene Wallenstein                           Alexander Stern, Esq.
Division of Law                              Counsel's Office
State of New Jersey                          Board of Public Utilities
124 Halsey Street, 5thFloor                  Two Gateway Center
Newark, NJ 07101                             Newark, NJ 07102
Helene.Wallenstein@dol.lps.state.nj.us       Alex.Stern@bpu.state.nj.us

Elise Goldblat                               Donna Luhn, Esq.**
Division of Law                              Counsel's Office
State of New Jersey                          Board of Public Utilities
124 Halsey Street, 5th Floor                 Two Gateway Center
Newark, NJ 07101                             Newark, NJ 07102
Elise.Goldblat@dol.Ips.state.nj.us           Donna.Luhn@bpu.state.nj.us

Dr. Fred S. Grygiel, Chief Economist         Kent Papsun, Director
Office of the Economist                      Division of Customer Assistance
Board of Public Utilities                    Board of Public Utilities
Two Gateway Center                           Two Gateway Center
Newark, NJ 07102                             Newark, NJ 07102
Fred.Grygiel@bpu.state.nj.us                 Kent.Papsun@bpu.state.nj.us

Jackie O'Grady**                             James E. Rekulak**
Office of the Economist                      Division of Audits
Board of Public Utilities                    Board of Public Utilities
Two Gateway Center                           Two Gateway Center
Newark, NJ 07102                             Newark, NJ 07102
Jackie.Ogrady@bpu.state.nj.us                James.Rekulak@bpu.state.nj.us

John Garvey                                  Walter Szymanski, Director
Office of the Economist                      Division of Audits
Board of Public Utilities                    Board of Public Utilities
Two Gateway Center                           Two Gateway Center
Newark, NJ 07102                             Newark, NJ 07102
John.Garvey@bpu.state.nj.us                  Walter.Szymanski@bpu.state.nj.us

Joanne Murad**                               Nusha Wyner, Director
Special Assistant                            Division of Energy
Board of Public Utilities                    Board of Public Utilities
Two Gateway Center                           Two Gateway Center
Newark, NJ 07102                             Newark, NJ 07102
Joanne.Murad@bpu.state.nj.us                 Nusha.Wyner@bpu.state.nj.us

Suzanne Patnaude, Esq.                       Jacqueline Galka, Chief
Chief Legal Counsel                            - Bureau of Electric
Board of Public Utilities                    Division of Energy
Two Gateway Center                           Board of Public Utilities
Newark, NJ 07102                             Two Gateway Center
Suzanne.Patnaude@bpu.state.nj.us             Newark, NJ 07102
                                             Jacqueline.Galka@bpu.state.nj.us

Alice Bator                                  Richard W. Lelash
Division of Energy                           18 Seventy Acre Road
Board of Public Utilities                    Redding, CT 06896
Two Gateway Center                           Lelash@sprintmail.com
Newark, NJ 07102
Alice.Bator@bpu.state.nj.us

Eleana Lihan                                 M. Patricia Keefe, Esq.
Division of Customer Assistance              Elizabethtown Gas Company
Board of Public Utilities                    One Elizabethtown Plaza
Two Gateway Center                           P.O. Box 3175
Newark, NJ 07102                             Union, NJ 07083-1975
Eleana.Lihan@bpu.state.nj.us                 Mkeefe@NUl.com

Cristina N. Patel, DAG                       Victor A. Fortkiewicz, President
Division of Law                              Elizabethtown Gas Company
124 Halsey Street                            One Elizabethtown Plaza
P.O. Box 45029                               P.O. Box 3175
Newark, NJ 07101                             Union, NJ 07083-1975
Cristina.Patel@dol.Ips.state.nj.us           VFortkiewicz@NUI.com

Margaret Comes, DAG                          Steven D. Overly, Esq.
Division of Law                              NUI Corporation
124 Halsey Street                            550 Route 202-206
P.O. Box 45029                               P.O. Box 760
Newark, NJ 07101                             Bedminster, NJ 07921-0760
Margaret.Comes@dol.lps.state.nj.us           SOverly@NUl.com

Seema M. Singh, Esq.                         Susan Potanovich
Director and Ratepayer Advocate              Elizabethtown Gas Company
Division of the Ratepayer Advocate           One Elizabethtown Plaza
31 Clinton Street, 11th Floor                P.O. Box 3175
P.O. Box 46005                               Union, NJ 07083-1975
Newark, NJ 07101                             SPotanovich@NUl.com
Ssingh@rpa.state.nj.us

Judy Appel, Esq.                             Elizabeth Wade, Esq.
Division of the Ratepayer Advocate           AGL Resources, Inc.
31 Clinton Street, 11th Floor                Ten Peachtree Place
P.O. Box 46005                               Atlanta, GA 30309
Newark, NJ 07101                             Ewade@aglresources.com
Jappel@rpa.state.nj.us

Felicia Thomas-Friel, Esq.                   Scott Carter
Division of the Ratepayer Advocate           AGL Resources, Inc.
31 Clinton Street, 11th Floor                Ten Peachtree Place
P.O. Box 46005                               Atlanta, GA 30309
Newark, NJ 07101                             Scarter@aglresources.com
Fthomas@rpa.state.nj.us

                                             Lee A. Alexander, Esq.
                                             Dickson Shapiro Morin &
                                               Oshinsky, LLP
                                             2101 L Street, N.W.
                                             Washington, DC 20037-1526
                                             AlexanderL@dsmo.com

                                             Intervenors/Participants

C. Todd Piczak, Esq.                         Steven S. Goldenberg, Esq.
Dickson Shapiro Morin & Oshinsky, LLP        Greenbaum, Rowe, Smith, Ravin,
2101 L Street, N.W.                            Davis & Himmel, LLP
Washington, DC 20037-1526                    Metro Corporate Campus
PiczakT@dsmo.com                             P.O. Box 5600
                                             Woodbridge, NJ 07095
                                             sgoldenberg@greenbaumlaw.com

Stefan Krantz, Esq.                          Paul F. Forshay, Esq.
Dickson Shapiro Morin & Oshinsky, LLP        Sutherland, Asbill & Brennan, LLP
2101 L Street, N.W.                          1275 Pennsylvania Avenue, N.W.
Washington, DC 20037-1526                    Washington, D.C. 20004
KrantzS@dsmo.com                             Paul.forshay@sablaw.com

Stephen B. Genzer, Esq.                      Francis E. Delany, Jr.
LeBoeuf, Lamb, Greene & MacRae, LLP          Vice President and Corporate Rate
One Riverfront Plaza                           Counsel
Newark, NJ 07102-5490                        Public Service Electric and Gas
Sgenzer@llgm.com                               Company
                                             80 Park Place, T8C
                                             Newark, NJ 07101
                                             Francis.delany@pseg.com

Mark L. Mucci, Esq.                          R. William Potter, Esq.
LeBoeuf, Lamb, Greene & MacRae, LLP          Potter & Dickson
One Riverfront Plaza                         194 Nassau Street
Newark, NJ 07102-5490                        Princeton, NJ 08542
Mzmucci@llgm.com                             rwppddlaw@cs.com

Colleen Foley, Esq.
LeBoeuf, Lamb, Greene & MacRae, LLP
One Riverfront Plaza
Newark, NJ 07102-5490
Cwfoley@Ilgm.com

                                       3